Mail Stop 7010
      September 15, 2005

By U.S. Mail and Facsimile

Mr. Jerry W. Fanska
Vice President - Finance and Treasurer
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205

Re:	Layne Christensen Company
	Form 10-K for the Fiscal Year Ended January 31, 2005
	Forms 10-Q for the Fiscal Quarters Ended April 30, 2005 and
July 31, 2005
      	File No.  000-20578

Dear Mr. Fanska:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2005

Item 6 - Selected Financial Data, page 19

1. In future annual filings, please present income (loss) from continuing operations per common share as required by Item 301 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 21

Unallocated Corporate Expenses, page 29

2. Please supplementally tell us which expenses are included in unallocated corporate expenses and your rationale for categorizing these expenses in this manner in lieu of allocating them to a reportable segment.

Financial Statements, page 41

Note 9 - Income Taxes, page 64

3. Reference is made to the federal income tax matters referred to in the last paragraph of Note 9. If these matters have not yet been resolved, please tell us the current status, the nature of the overall issue, the specific issues causing the delay in resolution, the actions necessary on the part of the Internal Revenue Service and/or the company, the amount of potential exposure and the amount of any accruals. Tell us the basis for your belief that the Internal
Revenue Service will grant relief and that the ultimate outcome of the federal income tax return audits will not result in a material impact on the your consolidated results of operations or financial position. It is unclear from your disclosure whether you hold the same belief with respect to the impact of the resolution on your cash flows.

Exhibit 31 - Section 302 Certifications

4. Please revise the section 302 certifications in your Form 10-K for fiscal year ended January 31, 2005 and Forms 10-Q for fiscal quarters ended April 30, 2005 and July 31, 2005 to conform to the exact wording as indicated in Item 601(B)(31) of Regulation S-K.
Specifically refer to certification #4 and include:

* the reference in the lead-in sentence to "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and
15d-15(f))" in both Forms 10-K and 10-Q; and
* in your Form 10-K, paragraph (b) should state that you have "designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under
your supervision...."

In doing so, please re-file your Forms 10-K and 10-Q.


Form 10-Q for the Fiscal Quarter Ended July 31, 2005

Note 8 - Contingencies, page 15

5. We note your disclosure included in the above referenced note as well as in Item 3 and Note 15 of your Form 10-K for the year ended January 31, 2005. In neither case is a discussion of any specific matter provided. Your disclosure indicates that "the resolution of any of these matters may have an impact on the financial results for the period in which the matter is resolved." We assume that this statement implies a "material impact" on the financial results. However, you continue and state that "the Company believes that the ultimate disposition of these matters, will not, in the aggregate, have a material adverse effect upon its business or consolidated financial position, results of operations or cash flow." The disclosure provided, in some respects, appears contradictory. Please clarify, as appropriate. Tell us about any matters whose ultimate resolution is at least reasonably possible to have a material impact to you. You should include all disclosures required by SFAS No. 5,
Accounting for Contingencies. In addition, management`s discussion and analysis should include a discussion of known events and uncertainties using the two-part assessment discussed in section
501.02 of the SEC Codification of Financial Reporting Policies.

*	*	*

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Nathan
Cheney, Assistant Chief Accountant, at (202) 551-3714 or, in their absence, to the undersigned at (202) 551-3768.


      Sincerely,



      John Cash
								Accounting Branch Chief
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Mr. Jerry W. Fanska
Layne Christensen Company
September 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE